Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273163

EQT EXETER REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 15 DATED APRIL 15, 2026

TO THE PROSPECTUS DATED APRIL 18, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 18, 2025, as supplemented by Supplement No. 1 dated May 15, 2025, Supplement No. 2 dated June 16, 2025, Supplement No. 3 dated July 15, 2025, Supplement No. 4 dated August 15, 2025, Supplement No. 5 dated September 15, 2025, Supplement No. 6 dated October 15, 2025, Supplement No. 7 dated November 17, 2025, Supplement No. 8 dated December 15, 2025, Supplement No. 9 dated December 30, 2025, Supplement No. 10 dated January 15, 2026, Supplement No. 11 dated February 12, 2026, Supplement No. 12 dated February 27, 2026, Supplement No. 13 dated March 16, 2026 and Supplement No. 14 dated March 23, 2026 (as supplemented, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to “we”, “us”, or “our” refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose updates to our investment guidelines;
•
to disclose the transaction price for each class of our common stock as of May 1, 2026;
•
to disclose the calculation of our March 31, 2026 net asset value (“NAV”) per share/unit for all share/unit classes;
•
to update the risk factors in the Prospectus;
•
to provide an update on the current public offering; and
•
to update the “Experts” section of the Prospectus.

Investment Guidelines Updates

On April 13, 2026, our board of directors approved certain updates to our investment guidelines.

•
We have expanded our primary investment focus to include data centers within our industrial strategy. We believe the industrial supply chain and data center verticals are increasingly convergent, making data centers an attractive addition to our industrial/logistics property sector focus.
•
We have also repositioned knowledge economy-office investments to a secondary investment theme. We now expect these types of investments to represent a smaller portion of our portfolio.
•
Additionally, our board of directors has updated our investment guidelines to provide that proceeds expected to be raised from both public and private offerings will be considered when determining the threshold for approval by our board of directors of investments in a single property or a portfolio of properties. Previously, this threshold only considered proceeds expected to be raised in registered public offerings.

Accordingly, the following disclosure supersedes and replaces the second paragraph in the section of the Prospectus entitled “Investment Objectives and Strategies—Investment Guidelines and Portfolio Allocation” and all other similar disclosure:

Our investment guidelines delegate to our Adviser authority to execute acquisitions and dispositions of investments in real estate and real estate related securities, in each case so long as such acquisitions and dispositions are consistent with the investment guidelines adopted by our board of directors. Our board of directors will at all times have oversight over our investments and may change from time to time the scope of authority delegated to our Adviser with respect to acquisition and disposition transactions. In addition, under our investment guidelines our board of directors is required to approve any acquisition of a single property or portfolio of properties with a purchase price exceeding 10% of our most recent month-end total asset value (as measured under GAAP) plus the net proceeds expected in good faith to be raised in our public and private offerings over the next 12 months. A majority of our board of directors will periodically determine that the consideration paid for properties we acquire will ordinarily be based on the fair market value of the properties. If a majority of our independent directors determines, or if the property is acquired from our Adviser, a director, EQT or any of their affiliates, such fair market value shall be determined by a qualified independent appraiser selected by our independent directors.

The following disclosure supersedes and replaces the fourth paragraph in the section of the Prospectus entitled “Investment Objectives and Strategies—Investment Guidelines and Portfolio Allocation” and all other similar disclosure:

Of our investments in properties, we will generally seek to invest approximately 80% in properties with business tenants (“business-to-business” or “B2B” property types) within our primary investment focus, such as industrial/logistics supply chain or data centers, and approximately 20% in office/life science properties and real estate assets with consumer users (“business-to-consumer” or “B2C” property types), such as multifamily/living or self-storage properties. Notwithstanding the foregoing, the actual percentage of our portfolio that is invested in properties or real estate related securities may from time to time be outside the levels provided above due to factors such as a large inflow of capital over a short period of time, our Adviser’s assessment of the relative attractiveness of opportunities, or an increase in anticipated cash requirements or repurchase requests and subject to any limitations or requirements relating to our intention to qualify to be treated as a REIT for U.S. federal income tax purposes. Certain investments, such as preferred equity investments, could be characterized as either real estate or real estate related securities for purposes of our target allocation depending on the terms and characteristics of such investments.

The following disclosure supersedes and replaces the section of the Prospectus entitled “Investment Objectives and Strategies—Investments in Properties—Primary Themes” and the section entitled “Investment Objectives and Strategies—Investments in Properties—Secondary Themes” and all other similar disclosure:

Primary Themes

Industrial:

1) Supply Chain

Having been an early proponent of and one of the largest investors in industrial/logistics properties (1,100 investments / 516 million square feet / $40.5 billion of Total Cost as of December 31, 2025)1, EQT Real Estate is uniquely positioned to address what it believes to be a long-term fundamental shift in the consumption of goods, driven chiefly by e-commerce adoption and increasingly demanding and dynamic consumer preferences. Further, we expect additional opportunities from the growing trend of “on shoring” back to the United States, particularly in strategic sectors as companies look to strengthen their local supply chains to weather increasingly volatile global supply-chains.

1 Investments, square feet and Total Cost include both standing buildings and land for development, including projected square feet of buildings to be constructed.

Accordingly, industrial/logistics property acquisitions may include, but not be limited to, the following: distribution and storage properties across the industrial supply chain, such as big-box warehouse, last-mile warehouse, cold-storage, light industrial, flex/office-warehouse, industrial service facilities and industrial outdoor storage properties.

2) Data Centers

EQT Real Estate is uniquely positioned to leverage the expertise of EQT, a global leader in the acquisitions of digital infrastructure companies having invested over €13 billion in the sector since inception, including EQT portfolio company, EdgeConnex, a global operator of data centers. Data centers benefit from strong secular demand driven by cloud adoption, proliferation of AI, and digitalization across industries, combined with typically high credit tenants and long-duration leases, making them an attractive addition to EQT Real Estate’s industrial property sector focus. In the context of an income focused real estate fund, EQT Real Estate will target long-term leased data centers, and will seek to leverage, where possible, its unique relationship with EdgeConnex.

Accordingly, data center industrial property acquisitions may include, but not be limited to, the following: stabilized hyperscaler, colocation and edge data centers, sale-lease back transactions with enterprise users or service providers, and joint-venture structures with operators.

Secondary Themes

Consumer-Centric

To a lesser degree, we may invest in “consumer-leased” or “consumer-centric” property types, such as multifamily/living, self-storage, grocery retail and hospitality assets. These property types may offer portfolio diversification through demand drivers anchored in household formation, demographic patterns, and daily-needs services that complement our primary themes.

Knowledge Economy Office

While EQT Real Estate believes the “work-from-home” trend will likely have a long-term impact on office usage, EQT Real Estate, informed by the breadth of its direct corporate tenant relationships, believes that well-located, modern and appropriately amenitized workspace will be critical for the productivity needs of innovation-driven, collaboration-dependent businesses typically found in the knowledge economy. Further, certain knowledge economy industries need intensive research and development and specialized equipment better suited to controlled commercial environments.

Accordingly, office property acquisitions may include, but not be limited to, the following: research and development campuses, laboratory workspace, medical office, biomanufacturing facilities, creative office, headquarters and single-tenant office space.

May 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2026 (and repurchases, if applicable, as of April 30, 2026) is as follows:

Transaction Price (per share)
Class T	$11.07
Class S	$11.11
Class D	$11.11
Class I	$11.11
Class A-I	$10.99
Class A-II	$10.94

As of March 31, 2026, we had not sold any Class S or Class D common shares. The transaction price for each of our Class S and Class D common shares is based on the NAV per share for our Class I common shares as of March 31, 2026. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.

March 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of March 31, 2026 along with a comparable breakdown for the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of March 31, 2026 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of March 31, 2026 ($ and shares/units in thousands):

Components of NAV	March 31, 2026
Investments in real estate at fair value	$478,200
Cash and cash equivalents	18,668
Restricted cash	5,596
Other assets	1,872
Mortgage notes at fair value, net of deferred financing costs	(195,068)
Other liabilities	(3,937)
Management fee payable	(45)
Accrued performance participation allocation	(342)
Accrued distribution fees (1)	0
Preferred stock	(226)
Net asset value	$304,718
Number of outstanding shares/units	26,118

_______________________________________

(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of March 31, 2026, we had accrued $1,455 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of March 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$27	$6,514	$30,436	$33,170	$1,192	$233,379	$304,718
Number of outstanding shares/units	2	586	2,770	3,031	101	19,628	26,118
NAV per share/unit as of March 31, 2026	$11.07	$11.11	$10.99	$10.94	$11.89	$11.89

The valuation of our investments in real estate as of March 31, 2026 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor. The weighted averages for certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.32%	5.84%

A change in these assumptions would impact the calculation of the value of the investments in real estate. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the investments in real estate:

Input	Hypothetical Change	Industrial Property Values
Discount Rate	0.25% decrease	1.92%
(weighted average)	0.25% increase	(1.88%)
Exit Capitalization Rate	0.25% decrease	2.72%
(weighted average)	0.25% increase	(2.49%)

Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of February 28, 2026 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of February 28, 2026 ($ and shares/units in thousands):

Components of NAV	February 28, 2026
Investments in real estate at fair value	$472,900
Cash and cash equivalents	17,285
Restricted cash	5,596
Other assets	1,123
Mortgage notes at fair value, net of deferred financing costs	(194,892)
Other liabilities	(2,926)
Management fee payable	(43)
Accrued performance participation allocation	(161)
Accrued distribution fees (1)	0
Preferred stock	(224)
Net asset value	$298,658
Number of outstanding shares/units	26,030

_______________________________________

(1) Distribution fees only apply to Class T, Class S and Class D common shares. For purposes of calculating our NAV, we recognize the distribution fees as a reduction of our NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the distribution fees as an offering cost at the time we sell Class T, Class S or Class D common shares. As of February 28, 2026, we had accrued $1,473 of distribution fees under GAAP payable to the Dealer Manager related to the sale of Class T shares. The Dealer Manager does not retain any of these fees. The Dealer Manager will reallow (pay) all or a portion of the distribution fees to selected dealers and servicing broker-dealers, and will rebate distribution fees to us to the extent a broker-dealer is not eligible to receive them.

The following table sets forth our total NAV and NAV per share/unit by class as of February 28, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class T Shares	Class I Shares	Class A-I Shares	Class A-II Shares	Class E Shares	Class E Units	Total
Net asset value	$27	$6,402	$30,088	$31,701	$1,169	$229,271	$298,658
Number of outstanding shares/units	2	584	2,778	2,938	100	19,628	26,030
NAV per share/unit as of February 28, 2026	$10.92	$10.96	$10.83	$10.79	$11.68	$11.68

Risk Factor Updates

The following disclosures are added to the section of the Prospectus entitled “Risk Factors—General Risks Related to Investments in Real Estate”:

Data center investments are subject to risks from changes in demand, technology and tenant preferences and competition in the data center industry.

We may invest in data centers. Data center investments are subject to operating risks common to the data center industry, which include changes in tenant demands or preferences, a decline or innovation in the technology industry, such as a decrease in the use of mobile or web-based commerce or the development of artificial intelligence models that utilize significantly less computing power to operate, industry slowdowns, business layoffs or downsizing, relocation of businesses, increased costs of complying with existing or new government regulations and other factors; a downturn in the market for data center space generally such as oversupply of or reduced demand for space; increased competition, including from tenants choosing to develop their own data centers; and the rapid development of new technologies or the adoption of new industry standards that render tenants’ current products and services or facilities obsolete or unmarketable. To the extent that any of these or other adverse conditions occur, they are likely to impact market rents for, and cash flows from, data center investments we make, which could have a material adverse effect on us.

Data center demand is highly concentrated in a small number of large counterparties. Such concentration makes the value of data centers particularly susceptible to the risk of financial distress, consolidation or change in capital and expenditure trends of a single or small number of tenants. Data centers require significant upfront and ongoing capital expenditure for land, power, construction and equipment, as well as access to reliable power sources, which may be constrained in key markets. An increase in the price of such inputs can increase build and operating costs and reduce the profitability of such investments. The inability to access sufficient power could constrain our ability to deliver the levels of power required by tenants, each of which could negatively impact the value of our investments. A prolonged period of high interest rates could also negatively impact the valuation of such assets to the extent the contractual rent escalators in data center leases are insufficient to offset increased costs. In addition, advancements in computing and AI technologies, including efficiency improvements, without related increases in the adoption and development of such technologies, as well as technological changes that render existing data center designs less competitive or require significant redevelopment, could negatively impact demand for, and the valuation of, data center investments we make. The data center sector is also highly competitive, with pressure from various data center operators and hyperscalers building their own facilities. In addition, they have recently faced and continue to face increasing opposition from local communities and organizations. These factors may make it more difficult to deploy capital and invest in this sector.

To the extent we invest in data centers, any future decrease in the demand for data center assets or other technology- and connectivity-related real estate may have a significant adverse effect on us, which may be more materially adverse than if such assets had a more diversified tenant base or less specialized use.

We intend to invest in data center assets. To the extent we invest in data centers, any future decrease in the demand for data center assets may have a significant adverse effect on us, which may be more materially adverse than if such assets had a more diversified tenant base or less specialized use. It is possible that changes in industry practice or in technology, such as virtualization technology, more efficient or miniaturization of computing or networking devices, or devices that require higher power densities than today’s devices, may reduce demand for physical data center space and infrastructure or render data center properties obsolete or in need of significant upgrades to remain viable. In addition, the development of new technologies, the adoption of new industry standards or other factors may render the products and services of data center tenants obsolete or unmarketable and contribute to a downturn in their businesses, thereby increasing the likelihood of defaults under data center leases, which could have an adverse effect on our return on our investments. There can be no assurance that the costs of adapting to changes in industry practice or in technology will not have a material adverse effect on our investments.

Our customers may be liable for the material that content providers distribute over their network.

Although we believe our liability for third-party information stored on or transmitted through the networks of such companies is limited, the liability of private network operators is affected both by changing technology and evolving legal principles. Our customers may be exposed to legal claims relating to third-party content stored or transmitted on their networks. Such claims could involve, among others, allegations of defamation, invasion of privacy, copyright infringement or aiding and abetting restricted activities such as online gambling or pornography. If a customer decides to implement additional measures to reduce their exposure to these risks, or if a customer is required to defend itself against these kinds of claims, such customer’s operating results and financial condition could be negatively affected.

Data centers we may acquire may not be suitable for re-leasing without significant expenditures or renovations.

To the extent that data centers we may acquire contain tenant improvements installed at our tenants’ expense, they may be better suited for a specific data center user or technology industry tenants and could require significant modification in order for us to re-lease vacant space to another data center user or technology industry tenants. The tenant improvements may also become outdated or obsolete as the result of technological change, the passage of time or other factors.

As a result, we may be required to invest significant amounts or offer significant discounts to tenants in order to lease or re-lease that space, either of which could adversely affect our financial and operating results.

Our ability to lease space at data centers to tenants could be constrained by our ability to obtain sufficient electrical power.

As tenants increase their power footprint in data centers over time, the corresponding reduction in available power could limit our ability to increase occupancy rates or network density within the data centers we may acquire. Furthermore, our aggregate maximum contractual obligation to provide power and cooling to our tenants may exceed the physical capacity at such data centers if tenants were to quickly increase their demand for power and cooling. If we are not able to increase the available power and/or cooling or move the tenant to another location with sufficient power and cooling to meet such demand, we could lose the tenant as well as be exposed to liability under our tenant agreements. In addition, power and cooling systems are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to tenants. Any such material loss of tenants, liability or additional costs could adversely affect our business, financial condition and results of operations.

We may depend on third parties to provide network connectivity to the tenants in any data centers we may acquire and any delays or disruptions in connectivity may materially adversely affect our operating results and cash flow.

We are not a telecommunications carrier. Although we anticipate that data center tenants generally will be responsible for providing their own network connectivity, we will still depend upon the presence of telecommunications carriers’ fiber networks serving any data centers we acquire in order to attract and retain tenants. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results at data centers we acquire. Any carrier may elect not to offer its services within data centers we acquire. Any carrier that has decided to provide network connectivity to data centers we acquire may not continue to do so for any period of time. Further, some carriers are experiencing business difficulties or have announced consolidations. As a result, some carriers may be forced to downsize or terminate connectivity to data centers, which could have an adverse effect on the business of our tenants and, in turn, our own operating results.

Data centers may require construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to data centers is complex and involves factors outside of our control, including regulatory requirements and the availability of construction resources. If the establishment of highly diverse network connectivity to any data centers we acquire does not occur, is materially delayed or is discontinued, or is subject to failure, our operating results and cash flow may be materially adversely affected. Additionally, any hardware or fiber failures on this network may result in significant loss of connectivity to any data centers we acquire. This could negatively affect our ability to attract new tenants or retain existing tenants, which could have an adverse effect on our business, financial condition and results of operations.

We may not be able to adapt to changing technologies and tenant requirements, and our data center infrastructure may become obsolete.

The technology industry is characterized by rapidly changing technology, tenant requirements and industry standards. It is possible that after we acquire data centers, new systems could be developed to deliver power to or eliminate heat in data centers or new server technology could require lower levels of critical load and heat removal, allowing data centers to be run less expensively on a different platform, which could render our data center infrastructure obsolete. Power and cooling systems are difficult and expensive to upgrade, and we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our tenants which could adversely impact our business, financial condition and results of operations. In addition, the infrastructure that connects data centers to the Internet and other external networks may become insufficient, including with respect to latency, reliability and connectivity. We may not be able to adapt to changing technologies or meet customer demands for new processes or technologies in a timely and cost-effective manner, if at all, which would adversely impact our ability to sustain and grow our business.

Further, our inability to adapt to changing tenant requirements may make data centers we may acquire obsolete or unmarketable to such customers. Tenants may operate at significant scale across numerous data center facilities and have designed cloud and computing networks with redundancies and fail-over capabilities across these facilities, which enhances the resiliency of their networks and applications. As a result, these tenants may realize cost benefits by locating their data center operations in facilities with less electrical or mechanical infrastructure redundancy. Additionally, tenants may operate their data centers using a wider range of humidity levels and at temperatures that are higher than servers customarily have operated at in the past, all of which may result in energy cost savings for these tenants. We may not be able to operate our data centers under these environmental conditions, particularly in multi-tenant facilities with other tenants who are not willing to operate under these conditions, and our data centers could be at a competitive disadvantage to facilities that satisfy such requirements. Because we may not be able to modify the redundancy levels or environmental systems of data centers cost effectively, these or other changes in tenant requirements could have a material adverse effect on our business, results of operations and financial condition.

Additionally, due to regulations that apply to tenants as well as industry standards, tenants may seek specific requirements from their data centers that we are unable to provide. If new or different regulations or standards are adopted or such extra requirements are demanded by tenants, we could lose some tenants or be unable to attract new tenants in certain industries, which could materially and adversely affect our operations.

Status of our Current Public Offering

Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold 615,549.85 Class I shares and 2,447.21 Class T shares in the primary offering for gross offering proceeds of approximately $6,540,258. We have issued 15,464.75 Class I shares and 17.54 Class T shares pursuant to our distribution reinvestment plan for a total value of approximately $166,305. As of the date hereof, we have not sold any Class S or Class D shares in this offering. As of the date hereof, $4,993,293,437 in shares remain available for sale pursuant to this offering, including up to $999,833,695 in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.

Experts

The statements included in this Supplement under the section titled “March 31, 2026 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.